Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 6 DATED FEBRUARY 24, 2014
TO THE PROSPECTUS DATED SEPTEMBER 17, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated September 17, 2013, Supplement No. 1 dated October 29, 2013, Supplement No. 2 dated November 15, 2013, Supplement No. 3 dated January 13, 2014, Supplement No. 4 dated February 3, 2014 and Supplement No. 5 dated February 13, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.;

(2)	updates to our management; and

(3)	an update to our investment objectives and policies.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of February 22, 2014, we had accepted investors’ subscriptions for, and issued, a total of 352,325 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $3.3 million. We have special escrow provisions for residents of Pennsylvania and Washington which have not been satisfied as of February 22, 2014 and, therefore, we have not accepted subscriptions from residents of Pennsylvania and Washington.
We will offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2015, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Management Updates
In connection with the recent acquisition of our advisor and its affiliates by American Realty Capital Properties, Inc., Paul H. McDowell was appointed as president - office and industrial of our advisor and Lisa E. Beeson was appointed as chief operating officer of our advisor. Mr. McDowell and Ms. Beeson bring nationally-recognized experience to our advisor. They each have added to the strength of our advisor with extensive research and acquisition backgrounds. Mr. McDowell was a leading office net lease executive at CapLease, Inc. prior to joining the American Realty Capital group of companies and now has an office and industrial-focused team composed of 11 members. Ms. Beeson, a former investment banker, advised on over $400 billion of strategic acquisitions, including $150 billion of acquisitions in the real estate, lodging and gaming sectors.

PROSPECTUS UPDATES
Management
The following information supersedes and replaces the fourth paragraph of the response in the “Questions and Answers About This Offering — What is the experience of your sponsor and your advisor?” section on page 2 of the prospectus.
Our advisor, CCI Advisors, is an affiliate of our sponsor that was formed for the purpose of managing our company. The president - office and industrial of our advisor, and other key personnel of our advisor, bring extensive net lease real estate and public company operating experience to our business, highlighted by an in-depth knowledge of the office and industrial sectors. The chief operating officer of our advisor brings extensive strategic experience to our advisor having advised on over $400 billion of strategic acquisitions.
The following information supersedes and replaces the table of officers and key personnel of our advisor or certain affiliates on page 71 of the prospectus.

Name	Age*	Position(s)
Nicholas S. Schorsch	52	Chief Executive Officer
David S. Kay	47	President
Paul H. McDowell	52	President - Office and Industrial
Lisa E. Beeson	48	Chief Operating Officer
D. Kirk McAllaster, Jr.	47	Executive Vice President and Chief Financial Officer
John M. Pons	50	Executive Vice President, Secretary and General Counsel - Real Estate
Thomas W. Roberts	55	Executive Vice President and Head of Real Estate Investments
Kimberly J. Smith	51	Executive Vice President and General Counsel
* As of February 24, 2014.
The “Management — Our Advisor” section beginning on page 71 of the prospectus is supplemented with the following information.
Paul H. McDowell, 52, has served as president - office and industrial of our advisor since February 2014. In addition, Mr. McDowell has served as president - office and industrial of CCI Advisors since February 2014. Mr. McDowell served as president of the office and industrial division of ARC Advisory Services, LLC, a subsidiary of AR Capital, LLC, from November 2013 until January 2014, when he joined ARCP as the president of its office and industrial division. Mr. McDowell was a founder of CapLease, Inc. (“CapLease”), an NYSE-listed REIT that primarily owned and managed a diversified portfolio of single-tenant commercial real estate properties subject to long-term leases to high-credit-quality tenants, prior to its acquisition by ARCP in November 2013. He had been continuously employed by CapLease or its predecessor companies since 1994, including as chief executive officer from March 2001 until November 2013, and as senior vice president, general counsel and secretary from 1994 until February 2001. He served on CapLease’s board of directors from November 2003 until November 2013 and as chairman of the board from December 2007 until November 2013. He served on the board of directors of CapLease’s predecessor, Capital Lease Funding, LLC, from November 2001 until March 2004. He was also a member of CapLease’s investment committee, a committee that oversaw CapLease’s asset investment and due diligence process. From 1991 until 1994, Mr. McDowell was corporate counsel for Sumitomo Corporation of America, the principal U.S. subsidiary of one of the world’s largest integrated trading companies. As corporate counsel, Mr. McDowell advised on a wide range of domestic and international corporate legal matters, including acquisitions, complex financing transactions, power plant development, shipping, litigation management and real estate. From 1987 to 1990, Mr. McDowell was an associate in the corporate department at the Boston law firm of Nutter, McClennen & Fish. Mr. McDowell served on the board of directors of Feldman Mall Properties, Inc., which was a public company within the past five years. Mr. McDowell received a J.D. with honors from Boston University School of Law in 1987 and received a B.A. from Tulane University in 1982.

Lisa E. Beeson, 48, joined ARCP in October 2013 as executive vice president and chief operating officer and became chief operating officer of our advisor and CCI Advisors in February 2014. Prior to joining ARCP, Ms. Beeson held the position of managing director and head of Global Real Estate M&A at Barclays, and previously occupied that same position at Lehman Brothers. Prior to joining Lehman Brothers, she was managing director at Morgan Stanley and Wachovia Securities. Over her 25 years of investment banking, Ms. Beeson has worked on transactions with an aggregate value exceeding $400 billion, including in excess of $150 billion in the lodging, gaming and various real estate sectors. Ms. Beeson has been the lead advisor on numerous real estate transactions.
Update to Investment Objectives and Policies
The following information supersedes and replaces the third bullet point under the section of our prospectus captioned “Investment Objectives and Policies — Our Potential Competitive Strengths” beginning on page 97 of the prospectus.

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Experienced Advisor. The members of our advisor’s real estate management team have extensive experience in acquiring, structuring, developing and selling single-tenant commercial properties. Each of Messrs. Schorsch, Kay, McDowell and Roberts and Ms. Beeson has more than 20 years of relevant commercial or real estate experience and collectively lead a team of experienced real estate industry professionals. Mr. McDowell is a nationally recognized leader in the office and industrial sectors. Additionally, our advisor’s executive management team has extensive public company operating experience, with several of its senior executives having held senior positions at publicly held REITs, including CapLease and REITs sponsored by Cole Capital. Further, our sponsor has built an organization of over 350 employees who are experienced in the various aspects of acquiring, financing, managing and disposing of commercial real estate, and many of these employees will serve as dual employees acting in part on behalf of our advisor.

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